EXHIBIT (f)(vi)

Announcement Entitled

Former Under Treasurer appointed as new QTC Chairman

Treasurer and Minister for Trade

The Honourable Tim Nicholls

Thursday, May 10, 2012

Former Under Treasurer appointed as new QTC Chairman

The Treasurer and Minister for Trade Tim Nicholls today announced the appointment of former Under Treasurer Gerard Bradley as Chairman of Queensland Treasury Corporation (QTC).

The Treasurer said the Government had moved quickly to secure the expertise of Mr Bradley following the resignation of former Chairman Stephen Rochester.

Mr Nicholls said QTC was the Queensland Government’s central financing authority, borrowing funds in domestic and international markets for Government departments, Government-owned corporations, statutory authorities and local governments.

“Since it was created in 1988, QTC has a proven track record of navigating Queensland through the challenges of financial markets and providing funding and independent financial and risk management advice.

“It is essential we have the best and most qualified leadership possible for this critical Government agency as we chart the course back to regaining a triple-A credit rating,” Mr Nicholls said.

The incoming chair will refocus QTC’s priorities toward its core borrowing and liability management business.

Mr Bradley is a highly respected public official with more than 30 years experience in the Queensland and South Australian public sectors including 16 years as Under Treasurer.

He holds a Bachelor of Commerce, a Diploma of Advanced Accounting, is a CPA and is a Fellow of the Australian Institute of Company Directors, the Australian Institute of Management and the Institute of Chartered Accountants.

“The Government looks forward to working with Mr Bradley and the team at QTC to deliver financial reform,” Mr Nicholls said.